Exhibit 99.1

BRP REPORTS FISCAL YEAR 2022 FIRST QUARTER RESULTS

•	Solid retail performance in North America with Powersports retail sales up 39%, compared to the same period last year
•	Revenues of $1,809 million, up 47% compared to the same period last year
•	Net income of $244 million, or diluted earnings per share of $2.79
•	Normalized diluted EPS[1] of $2.53, up 873% compared to the same period last year
•	Tripled Normalized EBITDA[1] to $379 million, compared to the same period last year
•	Net debt reimbursement of approximately US$300 million and returned $289 million to shareholders through regular dividend and share repurchases
•	Annual guidance increased with Normalized EPS growth of 44% to 58% ($7.75 to $8.50) compared to last year

Valcourt, Quebec, June 3, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2021. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on Sedar as well as in the section Quarterly Reports of BRP’s website.

“We had an exceptional start of the year, building on our momentum of growth from prior quarters. Our first quarter results were driven by ongoing robust demand for our products with North American Powersports retail up 39%. We were also lapping a quarter in which our manufacturing operations were partly shutdown,” said José Boisjoli, President and CEO.

“Following our solid first quarter performance, positive outlook for the business and factoring in current supply chain constraints, we increased our overall guidance for Fiscal 22 with Normalized EPS now expected to grow between 44% to 58% over last year.”

“We are excited about the future and will concentrate on converting new entrants into lifelong customers, continue to introduce new products to the market and take full advantage of our anticipated additional production capacity. I thank our employees, suppliers and dealers for their relentless work,” concluded Mr. Boisjoli.

Financial Highlights	Three-months ended April 30
(in millions of Canadian dollars, except per share data and margin)	2021	2020

Revenues	$1,808.6	$1,229.8
Gross Profit	542.0	235.1
Gross Profit (%)	30.0%	19.1%
Normalized EBITDA(1)	379.0	123.0
Net income (loss)	244.4	(226.1)
Normalized net income(1)	222.0	22.7
EPS diluted(1)	2.79	(2.58)
Normalized EPS – diluted(1)	2.53	0.26
Weighted average number of shares – diluted(2)	87,606,457	87,960,037

[1]	See “Non-IFRS Measures” section of this press release.

[2]

For the three-month period ended April 30, 2020, basic and diluted loss per share are the same, as the effect of stock options is antidilutive. Stock options that could potentially dilute basic earnings per share in the future, which are included in the calculation of normalized diluted loss per share, represent 359,876 stock options for the three-month period ended April 30, 2020.

FIRST QUARTER RESULTS

Revenues

Revenues increased by $578.8 million, or 47.1%, to $1,808.6 million for the three-month period ended April 30, 2021, compared with $1,229.8 million for the corresponding period ended April 30, 2020. The revenue increase was primarily due to a higher wholesale of Year-Round Products and Seasonal Products due to COVID-19 impact(3) last year, lower sales programs due to a strong retail environment and a higher volume of Powersports PA&A. The increase in revenue was partially offset by an unfavourable foreign exchange rate variation of $92 million.

•

Year-Round Products[4] (51% of Q1-22 revenues, excluding intersegment): Revenues from Year-Round Products increased by $282.2 million, or 44.1%, to $922.5 million for the three-month period ended April 30, 2021, compared with $640.3 million for the corresponding period ended April 30, 2020. The increase was primarily attributable to a higher volume of products sold due to COVID-19 impact last year, lower sales programs due to a strong retail environment and a favourable product mix of SSV sold. The increase was partially offset by an unfavourable foreign exchange rate variation of $54 million.

•

Seasonal Products[4] (26% of Q1-22 revenues, excluding intersegment): Revenues from Seasonal Products increased by $140.8 million, or 43.6%, to $463.4 million for the three-month period ended April 30, 2021, compared with $322.6 million for the corresponding period ended April 30, 2020. The increase resulted primarily from a higher volume of PWC sold due to COVID-19 impact last year, lower sales programs due to a strong retail environment and a favourable product mix of PWC sold. The increase was partially offset by an unfavourable foreign exchange rate variation of $21 million.

•

Powersports PA&A and OEM Engines[4] (16% of Q1-22 revenues, excluding intersegment): Revenues from Powersports PA&A and OEM Engines increased by $143.3 million, or 91.0%, to $300.8 million for the three-month period ended April 30, 2021, compared with $157.5 million for the corresponding period ended April 30, 2020. The increase was mainly attributable to a higher volume of PA&A due to the strong retail environment on products, increased usage of vehicles by consumers and the COVID-19 impact last year. The increase was also attributable to a higher volume of aircraft engines sold. The increase was partially offset by an unfavourable foreign exchange rate variation of $13 million.

•

Marine[4] (7% of Q1-22 revenues, excluding intersegment): Revenues from the Marine segment increased by $15.3 million, or 13.6%, to $127.4 million for the three-month period ended April 30, 2021, compared with $112.1 million for the corresponding period ended April 30, 2020. The increase was mainly due to a higher volume of boats sold, partially offset by a lower volume of outboard engines sold following the wind-down of the Evinrude outboard engines production and an unfavourable foreign exchange rate variation of $4 million.

[3]	Temporary suspensions limited the Company’s ability to manufacture and wholesale units during the first quarter of Fiscal 2021.

[4]	The inter-segment transactions are included in the analysis

North American Retail Sales

The Company’s North American retail sales for powersport vehicles increased by 39% for the three-month period ended April 30, 2021 compared with the three-month period ended April 30, 2020. The increase was mainly driven by PWC, 3WV and ATV.

•	Year-Round Products: retail sales increased on a percentage basis in the mid-thirties range compared with the three-month period ended April 30, 2020.

•	Seasonal Products: retail sales increased on a percentage basis in the high-forties range compared with the three-month period ended April 30, 2020.

•	Marine: boat retail sales increased by 71% compared with the three-month period ended April 30, 2020.

Gross profit

Gross profit increased by $306.9 million, or 130.5%, to $542.0 million for the three-month period ended April 30, 2021, compared with $235.1 million for the corresponding period ended April 30, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $55 million. Gross profit margin percentage increased to 30.0% from 19.1% for the three-month period ended April 30, 2020. The increase was the result of a higher volume of products sold and a favourable product mix combined to lower sales programs driven by the strong retail environment and the scarcity of our products in the network. The increase was partially offset by higher logistic, freight and labour costs due to inefficiencies related to supply chain disruptions and an unfavourable foreign exchange rate variation.

Operating expenses

Operating expenses decreased by $136.9 million, or 37.8%, to $225.5 million for the three-month period ended April 30, 2021, compared with $362.4 million for the three-month period ended April 30, 2020. The decrease was mainly attributable to the $171.4 million impairment charge recorded during the first quarter of FY21 for the Marine segment and a favourable foreign exchange rate variation of $22 million, partially offset by lower expenses in FY21 following cost reduction initiatives to mitigate the impact of COVID-19.

Normalized EBITDA[1]

Normalized EBITDA[1] increased by $256.0 million, or 208.1%, to $379.0 million for the three-month period ended April 30, 2021, compared with $123.0 million for the three-month period ended April 30, 2020. The increase was primarily due to higher gross profit, partially offset by higher operating expenses, when excluding the impairment charge related to the Marine segment recorded in FY21.

Net Income (Loss)

Net income increased by $470.5 million to $244.4 million for the three-month period ended April 30, 2021, compared with a net loss of $226.1 million for the three-month period ended April 30, 2020. The increase was primarily due to higher operating income and a favourable foreign exchange rate variation impact on the U.S. denominated long-term debt, partially offset by higher income tax expense and higher net financing costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totalling $164.9 million for the three-month period ended April 30, 2021 compared with $212.7 million for the three-month period ended April 30, 2020.

The Company used its liquidity primarily to invest in capital expenditures for $97.2 million, partially repaid its Term B Loan for a net amount of approximately US$300 million, and returned $289 million to its shareholders through shares repurchase and quarterly dividend payout.

Normal Course Issuer Bid (NCIB)

During the three-month period ended April 30, 2021, the Company continued and completed the NCIB that was announced and started during the fiscal year ended January 31, 2021 and repurchased 2,807,028 subordinate voting shares for a total consideration of $278.2 million.

Dividend

On June 2, 2021, the Company’s Board of Directors declared a quarterly dividend of $0.13 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 16, 2021 to shareholders of record at the close of business on July 2, 2021.

RECENT EVENT

•

On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the total availability to $800.0 million and to extend the maturity from May 2024 to May 2026. The pricing grid and other conditions remain unchanged.

FISCAL YEAR 2022 GUIDANCE

The FY22 guidance has been updated as follows:

Financial Metric	FY21	FY22 Guidance(3) vs FY21

Revenues		vs. Previous Guidance

Year-Round Products	$2,824.2	Up 35% to 40%

Seasonal Products	1,825.0	Up 25% to 30% (previously up 20% to 25%)

Powersports PA&A and OEM Engines	882.8	Up 17% to 22% (previously up 10% to 15%)

Marine	420.9	Up 18% to 23%

Total Company Revenues	5,952.9	Up 28% to 33% (previously up 25% to 30%)

Normalized EBITDA(1)	999.0	Up 27% to 35% (previously up 22% to 30%)

Effective Tax Rate(1)(2)	25.9%	26.0% to 26.5%

Normalized Earnings per Share – Diluted(1)	$5.39	Up 44% to 58% ($7.75 to $8.50) (previously $7.25 to $8.00)

Net income	362.9	~$695M to $760M

Other assumptions for FY22 Guidance

• Depreciation Expenses:	~$280M
• Net Financing Costs Adjusted:	~$70M (previously ~$75M)
• Weighted average number of shares – diluted:	~87M shares
• Capital Expenditures:	~$575M to $600M

FY22 Outlook

Following a solid first quarter, we expect Normalized Earnings per Share - Diluted(1) compared to last year, to generate modest growth in Q2, decline slightly in Q3, and deliver strong growth in Q4, mainly as supply chain constraints are expected to be greater in the second and third quarters.

Our Powersports retail sales in North America are expected to decline in Q2 and Q3, mainly due to low network inventory, the impact of supply chain constraints and the fact that we compare to strong quarters last year. Growth is expected to return in Q4, as we benefit from improved unit deliveries and additional production capacity.

[1]	See “Non-IFRS Measures” section of the press release.

[2]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[3]

Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2022 guidance.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY22 first quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 8940019), please dial 1 (833) 449-0987 (toll-free in North America). Click here for International numbers.

The Company’s first quarter FY22 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.0 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2022, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to convert new entrants into life-long customers, statements relating to the anticipated additional production capacity and its plan to make strategic investments in new products, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; any failure of information technology systems or security breach; the Company’s international sales and operations; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; any Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; any Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; any Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forwardlooking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release and in preparing its Fiscal Year 2022 guidance, including the following: reasonable industry growth ranging from slightly down to up high-single digits %; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins, excluding the impact of the wind-down of Evinrude ETEC outboard engines and COVID-19 and supply chain constraints, will remain near current levels; the Company anticipates supply chain constraints but expects to be able to support product development and planned production rates on commercially acceptable terms; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; and the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs, loss on litigation and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2021	April 30, 2020

Net income (loss)	$244.4	$(226.1)

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(78.6)	88.8
Transaction costs and other related expenses [2]	0.2	0.5
Restructuring and related costs (reversal) [3]	(0.1)	5.7
Impairment charge [4]	—	171.4
Transaction costs on long-term debt [5]	44.3	12.7
Evinrude outboard engine wind-down [6]	0.7	—
COVID-19 pandemic impact [7]	—	4.2
(Gain) loss on NCIB	21.3	(12.2)
Depreciation of intangible assets related to business combinations	1.1	1.1
Income tax adjustment	(11.3)	(23.4)
Normalized net income [1]	222.0	22.7
Normalized income tax expense [1]	77.0	15.0
Financing costs adjusted [1] [8]	17.1	24.3
Financing income adjusted [1] [8]	(1.2)	(1.8)
Depreciation expense adjusted [1] [9]	64.1	62.8
Normalized EBITDA [1]	$379.0	$123.0

[1]	See “Non-IFRS Measures” section in the press release.

[2]	Costs related to business combinations.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the three-month period ended April 30, 2020, the Company recorded an impairment charge of $171.4 million related to its Marine segment.

[5]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[6]	During Fiscal 2022, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[8]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.

[9]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries:	For investor relations:

Magali Valence	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com